UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated November 4, 2019
Commission File Number: 001-35788
ARCELORMITTAL
(Translation of registrant’s name into English)
24-26, Boulevard d’Avranches
L-1160 Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒                Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On November 4, 2019, ArcelorMittal issued the press release attached hereto as Exhibit 99.1 and hereby incorporated by reference into this report on Form 6-K.
Exhibit List
Exhibit No.	Description

Exhibit 99.1	Press release dated November 4, 2019, announcing AM InvestCo Italy sends withdrawal and termination notice from the lease and purchase agreement for Ilva business.

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated November 4, 2019, announcing AM InvestCo Italy sends withdrawal and termination notice from the lease and purchase agreement for Ilva business.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
ARCELORMITTAL
Date 4 November 2019
By:	/s/ Henk Scheffer
Name: Henk Scheffer
Title: Company Secretary & Group Compliance & Data Protection Officer